SHEARMAN & STERLING LLP

シャーマン アンド スターリング外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING 5TH FLOOR | 2-2-2 UCHISAIWAICHO | CHIYODA-KU | TOKYO | 100-0011

WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602

April 15, 2008

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Fuji Heavy Industries Ltd.
<u>Rule 12g3-2(b) File No. 82-01132</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, brief descriptions are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/ms

Exhibit A

English Documents

#		Date Released
1.	Exhibition Outlines of the 78th Geneva International Motor Show The World's First SUBARU BOXER DIESEL debuts with the Legacy/Outback	February 08, 2008
2.	Fuji Heavy Industries Restructures Business Models Leveraging Alliance with Toyota and Daihatsu -- FHI to build a new vehicle-assembly plant in Gunma and reorganize sales network in Japan--	April 10, 2008
3.	Toyota, Daihatsu, FHI Deepen R&D and Product-supply Ties	April 10, 2008
4.	Notice of Disposal of Treasury Stock by Allocation to Third Party	April 10, 2008

Attachment 1

SUBARU **PRESS INFORMATION**

Exhibition Outlines of the 78th Geneva International Motor Show

The World's First SUBARU BOXER DIESEL debuts with the Legacy/Outback

Tokyo, February 8, 2008 - Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced the major features of its Subaru exhibit at the 78th Geneva International Motor Show slated for March in Geneva, Switzerland (Press days: March 4 and 5; Open to the public from March 6 through 16).

FHI will present the Subaru Legacy and the Outback, which are outfitted with the company's unique Subaru Boxer Diesel and due to be released into the European market ahead of other parts of the world. In addition, models to be exhibited include the new Subaru Forester, which will make a debut in Europe, and the Subaru G4e Concept and the Subaru R1e electric vehicles as environmental-friendly solutions.

FHI will hold a press conference at the Subaru booth at 14:30 March 4, 2008. Ikuo Mori, FHI's President and CEO, will be present to speak with the media



Subaru Legacy 2. 0D



Subaru Forester 2. 0XS

<Major Exhibits>

1. Subaru Legacy/Outback 2.0D

FHI applied the world's first Horizontally-Opposed Diesel Engine "Subaru Boxer Diesel" for passenger vehicles to the Subaru Legacy and the Outback. For the two models, the Subaru Boxer Diesel is mated with Subaru's unique symmetrical AWD (All-Wheel-Drive) to achieve driving performance standards only Subaru is capable of. These standards include high-level stability and outstanding acceleration thanks to powerful low- and medium-speed torque.

On top of this, the two models adopt new electric power steering to achieve both improved fuel efficiency and fun to drive. They not only comply with the Euro 4 emission regulations, but realize top-level fuel economy for AWD passenger vehicles, thereby integrating driving performance into the environment.

[Subaru Boxer Diesel: Features]

The Subaru Boxer Diesel takes advantage of high rigidity of the horizontally opposed engine. It uses an aluminum-alloy cylinder block. With its engine width equivalent to that of a horizontally opposed petrol engine of the same displacement volume, it is 61.3-mm shorter in length, achieving top-level lightweight and compact design of the class.

Its unique layout allows the right and left pistons to negate each other's inertia. This translates into smooth rotational balance, low vibration and superior quietness. Furthermore, thanks to excellent accelerator response, and with reduced friction and inertia resulting in smooth acceleration, the Subaru Boxer Diesel features engine characteristics worth the name of a sport diesel.

[Subaru Boxer Diesel: Main specifications]

- Engine type: Horizontally opposed 4-cylinder DOHC 16-valve turbo diesel
- Displacement: 1998 cc
- Maximum output: 110 kW (150 PS)/3600 rpm
- Maximum torque: 350 Nm (35.7 kgf·m)/1800 rpm
- CO_2 emissions: 148 g/km (Legacy sedan)
- Fuel injection system: Common rail type
- Turbo type: Variable nozzle turbocharger



Subaru Boxer Diesel

2. Subaru Forester

The new third-generation Subaru Forester, developed under the concept of "Best Package for Active Life," will make its debut in Europe. This is a crossover SUV, a pure Subaru product, which provides all its passengers with ease of use, comfort and safe and pleasant driving.

The 2.0-litre model will be available on the European market*.
*Distribution of the 2.5-litre turbo model is limited to some distributors.

3. Subaru G4e Concept (Concept car)

The Subaru G4e Concept is a concept car that envisions a future form of an environment-friendly electric vehicle. Contrary to the traditional perception of the electric vehicle being heavy and cramped, the Subaru G4e Concept adopts a packaging that can accommodate five passengers. This is achieved by storing batteries underneath the floor, expressing an image of heading toward the future through its triangle-shaped exterior design.

Thanks to its next-generation lithium-ion high-performance batteries and reduced weight, the Subaru G4e Concept is expected to travel 200 kilometers per charge.

4. Subaru R1e (Display model)

FHI aims to commercialize the Subaru R1-based Subaru R1e electric vehicle as a city commuter. A total of 40 units have been used for business activities by its joint development partner Tokyo Electric Power Company (TEPCO) to date.

FHI plans to test-market around 100 units of EV during 2009 in Japan. This electric vehicle can be fully charged in eight hours on a standard household current and an 80 percent charge is possible in 15 minutes using a quick charger.

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.



Attachment 2

SUBARU

PRESS INFORMATION

Fuji Heavy Industries Restructures Business Models Leveraging Alliance with Toyota and Daihatsu

– FHI to build a new vehicle-assembly plant in Gunma and reorganize sales network in Japan–

Tokyo, April 10, 2008 - Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced the establishment of new business models. Under the new business collaborations with Toyota Motor Corporation (TMC) and Daihatsu Motor Co., Ltd. (Daihatsu), which were announced today, FHI will build a new auto-assembly plant in Oizumi-machi, Gunma prefecture, restructure its vehicle manufacturing operations, and reorganize the Subaru sales network for Japanese market.

FHI announced it will jointly develop a compact rear-wheel-drive sports car in collaboration with TMC. The new vehicle is to be manufactured all at FHI's brand new plant which will be built in the vicinity of Gunma Oizumi Plant where Subaru engines and transmissions are currently produced. The new plant is planned for operation in late 2011. The details such as investment amount, production capacity and models other than the jointly developed sports car are to be determined including further discussions with TMC.

The staff in Gunma Main Plant (Ota-City, Gunma prefecture) will be transferred sequentially to the new plant in line with the start of production of other future models. The manufacturing function of Gunma Main Plant will be consolidated into the new plant in future in accordance with timing of OEM supply of minivehicles to FHI by Daihatsu.

With these restructuring plans, FHI will focus development and production resources on the Subaru core technologies as well as its own products to reinforce the pursuit of "providing a distinctive Subaru experience for drivers and passenger" which is the priority subject in its current mid-term management plan.

FHI will further strengthen the customer first principle which is the criterion of its mid-term management plan. It will also reexamine the Subaru sales structure for Japanese market in order to establish immediately a new sales framework to meet a new product portfolio of Subaru leveraging the alliance.
Specifically, vehicle sales subsidiaries of FHI will be reorganized by establishing the holding companies in several districts starting with Kinki and Kyusyu districts in Japan from October this year. 46 Subaru dealerships in total, including 12 independent ones, will be consolidated into half this number during fiscal 2010 (will be ending March 2010), and the Subaru dealer development will be reviewed as well.

Under this scheme, FHI will improve the efficiency in the management and administration of dealerships adopting widely-consolidated sales network, and realize the regionalized sales activities based on the customer's perspective. This is accordingly aimed to improve the quality of management of each dealership, and ensure the appropriate number of sales network considering the future market demand in Japan and strengthen sales forces at the dealership.

FHI will focus management resources, such as engineering manpower and production capacity, more effectively on the research & development of future environmental technologies as well as profitable and Subaru's unique core technologies with the strengthened alliance with TMC including capital relationship and the restructuring plan leveraging the alliance. Furthermore, FHI will enhance Subaru brand by improving customer satisfaction, and expedite realization of "an appealing company with a strong market presence" according to its management vision.

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.

# # #



Attachment 3

For immediate release
April 10, 2008
Toyota Motor Corporation
Daihatsu Motor Co., Ltd.
Fuji Heavy Industries Ltd.

Toyota, Daihatsu, FHI Deepen R&D and Product-supply Ties

Tokyo — TOYOTA MOTOR CORPORATION (TMC), DAIHATSU MOTOR CO., LTD. (Daihatsu) and FUJI HEAVY INDUSTRIES LTD. (FHI) announced today that they have agreed to expand their cooperative ties with new arrangements related to research and development and product supply.

Specifically, the three companies—aiming to strengthen their competitiveness by achieving mutual synergies through the apt application of each company's technological know-how—decided that:

1) TMC and FHI are to jointly develop a compact rear-wheel-drive sports car that will be marketed by both TMC and FHI.
2) TMC is to provide FHI with a compact car on an original-equipment-manufacturing (OEM) basis.
3) Daihatsu is to supply FHI with minivehicles and an FHI version of the Daihatsu "Coo" compact car on an OEM basis.

The compact rear-wheel sports car to be jointly developed by TMC and FHI is envisioned to offer a new "fun to drive" experience based on an all-new vehicle platform powered by an FHI core-technology horizontally-opposed engine. Market introduction is targeted for the end of 2011. Production is to take place at a new plant to be built at FHI's Gunma Manufacturing Division in Japan's Gunma Prefecture. TMC will consign production to FHI.

The compact car that TMC is to provide FHI on an OEM basis is aimed at letting FHI supplement its product lineup, with supply expected to start around the end of 2010.

The OEM supply of minivehicles for the Japanese market to FHI by Daihatsu is expected to allow FHI to focus its R&D and production resources on its main products. Such supply is planned to start in the second half of 2009. This arrangement is also expected to enable Daihatsu to improve its business efficiency, such as through increasing its cost competitiveness due to increased production volume.

Cont'd

Also, so that FHI can further enhance its product lineup, from this October, Daihatsu is to supply FHI on an OEM basis 6,000 units annually of its "Coo" compact vehicle produced at Daihatsu's Head (Ikeda) Plant in Osaka Prefecture.

Today's announcement is the latest development in a business relationship that was established in October 2005 and in which TMC and FHI have applied their mutual management resources in R&D and production. This relationship has also already resulted in, among others, consigned production at Subaru of Indiana Automotive, Inc.—FHI's North American production base in the United States—and OEM production by Daihatsu of an FHI compact car for the European market.

To further promote smooth business relations, TMC and FHI—while maintaining the management style and corporate identity of FHI—have reached a basic agreement on the transfer to TMC of 61 million FHI shares owned by FHI, pending approval by Japan's Fair Trade Commission. Following this transfer, TMC would own 16.5% of FHI issued shares.

TMC, Daihatsu and FHI intend to continue conducting wide-ranging discussions toward strengthening one another's long-term competitiveness and carrying out comprehensive cooperation for their growth worldwide.

Outline of transfer of FHI shares to TMC

Transfer timing	Following approval by Japan's Fair Trade Commission
Transfer method	Disposal of treasury stock by allocation to third party
Number of shares involved	61 million shares
Transfer value	31.11 billion yen
Transfer price	510 yen per share
Method for calculating transfer price	Price set at 10% higher than the average closing price (raised to the nearest 10 yen) for FHI shares on the Tokyo Stock Exchange from December 11, 2007 to March 10, 2008.

# # #



Attachment 4

April 10th, 2008

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Ikuo Mori, President and CEO
Code number: 7270 (1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Kazuto Sakamoto
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of Disposal of Treasury Stock by Allocation to Third Party

Fuji Heavy Industries Ltd. ("FHI") announces the disposal of Treasury Stock as described below, which has been resolved at the Board of Directors meeting held today, April 10, 2008.

Announcement

1. Purpose of disposal

FHI will transfer its' treasury stock to Toyota Motor Corporation ("Toyota"). The purpose of this is to strengthen the relationship with Toyota.

2. Amount and use of fund

(1) Amount

31.11 billion yen

(2) Specific purpose

The fund secured from this transfer will be utilized for the research and development of the compact rear-wheel-drive sports car jointly developed by FHI and Toyota, which will be targeted to be launched at the end of 2011. More than that, it will be also invested for the new plant to be built at FHI's Gunma Manufacturing Division.

(3) Expected timeframe for payment

Specific timing is to be decided.

(4) Rationale behind use of fund

FHI will invest this fund to the jointly developed compact rear-wheel-drive sports car, and focus on its' core technology and products by the pursuit of "providing a distinctive Subaru experience for drivers and passengers" as advocated in its mid-term management plan. This will be led to both increase of revenue and improvement of profitability in addition to the control of interest bearing debt amount.

This policy will contribute to the improvement of balance sheet and realize the management stability. Consequently, FHI consider it will bolster the return of investment of the existed shareholders thereby this is rational judgment.

3. Financial results and equity finance for FYE 2005 -2007

(1) Consolidated financial results of last three years (million yen)

Fiscal Period	FYE March 2005	FYE March 2006	FYE March 2007
Net sales	1,446,491	1,476,368	1,494,817
Operating income	42,017	58,339	47,906
Ordinary income	43,572	46,768	42,215
Net income	18,238	15,611	31,899
Net income per share (yen)	23.27	20.66	44.46
Dividend per share(yen)	9.00	9.00	9.00
Net assets per share (yen))	604.51	649.41	687.81

(2) Number of common stock issued and residual shares (as of March 31, 2008)

Types	Number of shares (Shares)	Percentage of outstanding shares
Number of common stock issued	782,865,873	100.0%
Number of residual shares with current exercise price	2,676,000	0.3%

(Notes) Number of residual shares is the stock option related ones.

(3) Status of disposal of treasury stock

Transfer date	From May 2, 2008 to May1, 2009
Types of shares	Common stock
Number of shares involved	61,000,000 shares
Transfer price	510 yen per share
Total amount	31,110,000,000 yen
Outstanding shares	782,865,873 shares
Residual shares	2,676,000 shares
Treasury stock after transfer	3,298,395 shares (at the end of March 2008)
Transferee	Toyota Motor Corporation

(4) Equity finance last three years

No relevant data.

(5) Recent share price

①Last three years

	FYE March 2005	FYE March 2006	FYE March 2007
Opening Price	557 yen	525 yen	688 yen
Highest price	627 yen	704 yen	747 yen
Lowest price	462 yen	437 yen	577 yen
Closing price	524 yen	692 yen	612 yen

②Last 6 months

	October 2007	November 2007	December 2007	January 2008	February 2008	March 2008
Opening Price	490 yen	598 yen	550 yen	522 yen	430 yen	432 yen
Highest price	596 yen	615 yen	567 yen	523 yen	490 yen	446 yen
Lowest price	487 yen	508 yen	512 yen	395 yen	411 yen	376 yen
Closing price	596 yen	550 yen	522 yen	425 yen	462 yen	417 yen

③A previous day of resolution

	April 9, 2008
Opening Price	420yen
Highest price	423yen
Lowest price	410yen
Closing price	412yen

4. Major shareholders and its percentage of outstanding shares

Before transfer (September 30, 2007)		After transfer	
Toyota Motor Corporation	8.69%	Toyota Motor Corporation	16.47%
The Master Trust Bank of Japan, Ltd.	5.26%	The Master Trust Bank of Japan, Ltd.	5.26%
Northern Trust Company (AFVC) Sub-account American Clients	4.93%	Northern Trust Company (AFVC) Sub-account American Clients	4.93%
Japan Trustee Service Bank, Ltd	2.73%	Japan Trustee Service Bank, Ltd.	2.73%
Hero and Company	2.64%	Hero and Company	2.64%
Nippon Life Insurance Company	2.04%	Nippon Life Insurance Company	2.04%
Northern Trust Company (AFVC) reu's Tax Exempted Pension Funds	1.95%	Northern Trust Company (AFVC) reu's Tax Exempted Pension Funds	1.95%
Suzuki Motor Corporation	1.75%	Suzuki Motor Corporation	1.75%
Mizuho Corporate Bank, Ltd.	1.58%	Mizuho Corporate Bank, Ltd.	1.58%
Mizuho Bank, Ltd.	1.54%	Mizuho Bank, Ltd.	1.54%

(Notes) ① Though FHI has 64,254,526 treasury stock (percentage of outstanding shares 8.21%) before transfer (September 30,2007), this is excluded from major shareholders.

② Major shareholders and its percentage of outstanding shares after transfer is described based on those as of September 30, 2007.

5. Outlook of the impact to the financial results

This disposal of treasury stock by allocation of third party will be accounted for the balance of capital account, therefore no extraordinary loss will be expected and the impact on the financial results of March 2009 and 2010 will be limited on consolidated and non-consolidated basis

6. Rationale for conditions of disposal

(1) Basis for calculating transfer price

Transfer price (paid in value of Corporate Law) set at 510 yen calculated using as a reference of the three months' average closing price 462 yen of FHI shares on the Tokyo Stock Exchange from December 11, 2007 to March 10, 2008 (adding 10% premium, raised to the nearest 10 yen). This premium was decided considering the current market condition and the fluctuation of price until the transfer date.

(2) Basis for deeming acceptable the disposal quantity and the scale of dilution

The number of shares involved will be 61 million and 7.79% of the outstanding shares. FHI will transfer own stock for the purpose of strengthening the further ties with Toyota so the fund will be invested for the joint developed car with Toyota and the capital expenditure for consignment production. On the other hand, Toyota will provide compact car to FHI and also Daihatsu Motor Co., Ltd. ("Daihatsu) is to supply minivehicles and a compact car both on OEM basis.

By these deepen ties, FHI will enhance enterprise value as Subaru brand by clarifying the selection and consolidation matters. Therefore, the number of shares involved and the scale of dilution is rational and the impact on market will be limited.

7. The reason of for selection of transferee

(1) Outline of transferee (September 30,2007)

①	Corporate Name	Toyota Motor Corporation	
②	Main Business	R&D, manufacturing and sales of automobiles, captive finance, and sales of house etc.	
③	Date of foundation	August 28, 1937	
④	Head Office	1, Toyota-Cho, Toyota City, Aichi Prefecture	
⑤	Representative	Katsuaki Watanabe, President	
⑥	Common stock	397,049 million yen	
⑦	Outstanding shares	3,609,997,492 shares	
⑧	Shareholders' equity	12,381,261million yen	
⑨	Total assets	33,890,681million yen	
⑩	Fiscal Year-end	March 31	
⑪	Number of employees	309,797 (Consolidated)	
⑫	Business partners	Holding many business partners in Japan and overseas as well.	
⑬	Major shareholders and its percentage of outstanding shares	Japan Trustee Service Bank, Ltd	6.08%
		The Master Trust Bank of Japan, Ltd.	6.05%
		Toyota Industrial Corporation	5.55%
		Hero and Company	3.86%
		Nippon Life Insurance Company	3.66%
⑭	Main banks	The Bank of Tokyo-Mitsubishi UFJ Ltd., Sumitomo Mitsui Banking Corporation	

⑮ Relationship between Toyota and FHI	Capital Relationship	Toyota holds FHI's 68 million common stock (8.69% of outstanding shares)
	Business Relationship	Consigned production at FHI's North American plant and OEM production by group company of an FHI compact car for the European market.
	Personnel	NA
	Related Parties	NA

⑯ Financial Results of last three years (Consolidated、 Million yen)

Financial Period	FYE March 2005	FYE March 2006	FYE March 2007
Net Sales	18,551,526	21,036,909	23,948,091
Operating Income	1,672,187	1,878,342	2,238,683
Income before income taxes, minority interest and equity in earnings of affiliated companies	1,754,637	2,087,360	2,382,516
Net income	1,171,260	1,372,180	1,644,032
Net income per share (yen)	353.35	421.76	512.09
Dividend per share (yen)	65.00	90.00	120.00
Shareholders' equity per share (yen)	2,767.67	3,257.63	3,701.17

(2) Reason of selecting the transferee

Toyota and FHI established its capital ties on October 5, 2005 and business ties on March 13, 2006. Since then, FHI and Toyota build up good relationship such as consignment production in FHI's US plant and OEM production by Daihatsu (Toyota Group Company) of an FHI compact car for European market.

FHI has selected Toyota as a transferee of its treasury stock by allocation to third party because FHI asses Toyota is an appropriate partner to enhance its enterprise value.

(3) Holding policy for transferee

Specific agreement like continuous holdings or deposit is not made regarding the shares transferred from FHI to Toyota.

However, pledge form was exchanged in that during two years since the disposal date, in the case of Toyota will transfer all or part of these shares to somebody else, Toyota will immediately notify FHI whose name, address, the number of shares and so on. Then FHI will report to the Tokyo Stock Exchange and that will be available for public inspection.

End

(Supplemental:) Outline of disposal

(1) Number of shares involved
61million shares

(2) Transfer price
510 yen per share

(3) Transfer value
31.11billion yen

(4) Transfer method
Disposal of treasury stock by allocation to third party to Toyota Motor Corporation.
Actual transfer will be done following the preliminary consultation and the approval by Japan's Fair Trade Commission in addition to the other administrative procedure needed by domestic or foreign statute.

(5) Transfer date
From May 2, 2008 to May1, 2009

(6) Treasury stock after transfer
3,298,395 shares
*This number is calculated based on the treasury stock at the end of March 2008 and dose not include any number which acquired and disposed of fallowing the requests for purchase and sale of fractional shares.

Exhibit B

Summaries in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared English summaries to these Japanese language documents below:

1. Vehicle Recall Information Posted on the Company's Website on March 18, 2008 (http://www.fhi.co.jp/recall/index.html): Fuji Heavy Industries Ltd. reported a remediation of Impreza, due to a defect in rear gate dumper system, to the Ministry of Land, Infrastructure and Transportation on February 18, 2008.

2. Vehicle Recall Information Posted on the Company's Website on April 14, 2008 (http://www.fhi.co.jp/recall/index.html): Fuji Heavy Industries Ltd. reported a recall of Samber, due to a defect of electromagnetic clutch in compressor of air conditioner system, to the Ministry of Land, Infrastructure and Transportation on April 14, 2008.


END